UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Updates First Quarter Earnings Outlook	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: March 26, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO UPDATES FIRST QUARTER EARNINGS OUTLOOK

[Lisle, Illinois] [March 26, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today its first quarter earnings expectations will exceed the $0.25 per share consensus analyst estimate by 50% or more within a range of $0.38 to $0.42 per diluted share. In a February 9, 2004 news release IPSCO stated it was comfortable with analysts’ estimates, but conditions have changed since that earlier forecast. Current analysts’ estimates for the balance of 2004 will also be exceeded, barring any unforeseen change in general business conditions or drilling activity.

“Good performance by the IPSCO team and favourable market conditions have exceeded our expectations,” said David Sutherland, President and Chief Executive Officer. “We expect to report record quarterly shipments of tubular products because of our continued strong Canadian energy tubular market and shipments against our 36” diameter spiral pipe order announced earlier. The momentum of our plate business has been even more promising. Our two newest steelworks, in the United States, are running at full capacity. We are working hard to meet the demands of our customer base and in addition we have significant interest from new customers.”

“We implemented a raw material surcharge at the beginning of this year given the unprecedented volatility of the ferrous scrap market. While our surcharge formula was not designed to recover, and has not fully recovered, all of our input cost increases, it has helped. Our expectation is these rapid cost increases will subside relatively soon, removing this cost element for both us and our customers,” concluded Sutherland.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2002, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties”, and its Form 40-F as amended.

Company Contact:

Bob Ratliff

Vice President and Chief Financial Officer

IPSCO

Tel. (630) 810-4769

Release #04-08

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